SCHEDULE 13D
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And Amendments Thereto Filed Pursuant To Rule 13d-2(A)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Equity Media Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

191885102

(CUSIP Number)

William Horton
835 Georgia Avenue
Suite 600
Chattanooga, TN 37402
(423) 265-2560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 191885201	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Henry G. Luken III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	7,534,667 shares*
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	7,534,667 shares*
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,534,667 shares*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14.	TYPE OF REPORTING PERSON IN
* Includes vested warrants to purchase 472, 500 shares of common stock.

SCHEDULE 13D

CUSIP No. 191885201	Page 3 of 4

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1, dated July 2, 2007, to the statement on Schedule 13D (the "Statement"), dated April 19, 2007, filed by Henry G. Luken III relates to the common stock, par value $0.0001 per share, of Equity Media Holdings Corp., a Delaware corporation (the "Issuer"), amends such statement as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following paragraph at the end of the Item:

On June 21, 2007, the Issuer entered into a Unit Purchase Agreement (the "Unit Purchase Agreement") with certain insiders and institutional investors in connection with a $9,000,000 private placement of an aggregate of 1,406,250 units (the “Units”), each Unit consisting of one share of the Issuer’s common stock, $0.0001 par value per share, and two warrants, each warrant exercisable for one share of the Company’s common stock at an exercise price of $5.00 per share (the “Warrants”). The purchase price of each Unit was $6.40. Pursuant to the Unit Purchase Agreement, Mr. Luken purchased 236,250 Units consisting of 236,250 shares of Common Stock and warrants to purchase 472,500 shares of Common Stock. Mr. Luken used his personal funds to purchase these shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and replaced with the following:

Mr. Luken beneficially owns 7,534,667 shares of Common Stock. The 7,534,667 shares include vested warrants to purchase 472,500 shares of Common Stock. The 7,534,667 shares of Common Stock beneficially owned constitute 17.7% of the Issuer’s outstanding shares of Common Stock, based upon 42,072,080 shares of Common Stock outstanding as of June 21, 2007 and calculated in accordance with Rule 13d-3(d). Mr. Luken has the sole power to vote and dispose such shares of Common Stock.

Except for the shares of Common Stock acquired pursuant to the Unit Purchase Agreement (as described in Item 3 of this report), no transaction in the Common Stock of the Issuer was effected by Mr. Luken during the past 60 days.

No other person is known by Mr. Luken to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock subject to this report.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2007	/s/ William Horton William Horton, as duly authorized attorney-in-fact